SQUIRE, SANDERS & DEMPSEY L.L.P.
14th Floor 8000 Towers Crescent Drive Tysons Corner, VA 22182-2700
Office:	+1.703.720.7800
Fax:	+1.703.720.7801

direct dial: +1.703.720.7890
jmaiwurm@ssd.com

January 18, 2008

Kevin Woody, Accounting Branch Chief

Mark Rakip, Staff Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	ATS Corporation
Form 10-K for the fiscal year ended December 31, 2006
File No. 000-51552

Dear Mr. Woody and Mr. Rakip:

Thank you for your letter dated December 11, 2007 setting forth comments on the above-referenced Form 10-K for the fiscal year ended December 31, 2006.  This response is being filed on behalf of ATS Corporation (“ATS”).

This response letter and its attachment have been filed via EDGAR, tagged as “CORRESP.”

Form 10-K for the fiscal year ended December 31, 2006

Financial Statements of ATS Corporation

Note B — Summary of Significant Accounting Policies

[3] Income (loss) per common share, page F-12

1.                                       We note your disclosure of income per share attributable to common stockholders on a pro forma basis.  Please tell us your basis for such disclosure and how these disclosures meet the requirements of paragraph 40 of SFAS 128 in determining both basic and diluted earnings per share.  Further, please tell us how these amounts reconcile to other parts of your financial statements; specifically your Statement of Operations and Note L.

Response:  We believe the disclosure on the face of the statement of operations satisfied the requirement of paragraph 40 of SFAS 128.  The rationale behind Note B was to show the pro forma effects on earnings per share in the event that we were required to re-purchase 19.99% of the outstanding shares, or 4,197,900 shares, in the event such shareholders elected to vote against the acquisition of ATSI.  There were no other common stock equivalents to consider.

Note L listed the subsequent event which showed that only 2,906,355 shares were ultimately re-purchased as part of the purchase of ATSI in January 2007.

Form 10-Q for the period ended September 30, 2007

Item 1. Consolidated Financial Statements

Note G — Accounting for Warrants and Derivative Instruments, page 9

2.                                       We note your disclosure that your warrant clarification agreement modified the classification of your outstanding warrants from liability to equity accounting.  Please tell us how management has met all of the requirements of equity accounting for these warrants.  Refer to paragraphs 12 through 32 of EITF Issue No. 00-19.

Response:   Paragraphs 12 through 32 of EITF No. 00-19 deal with the additional conditions necessary for equity classification of derivative instruments.   The discussion starts from, and elaborates upon, the proposition in Paragraph 12 that “Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company . . . .”  In the context of the Staff’s review of the ATS (then named Federal Services Acquisition Corporation) proxy statement related to its proposed acquisition of Advanced Technology Systems, Inc. during the summer and fall of 2006, ATS engaged in extensive dialogue and correspondence with the Staff concerning the application of EITF No. 00-19 to the ATS warrants. As a result, in late 2006 ATS restated its financial statements to account for its warrants as liabilities marked to fair value each period through the income statement.

The Staff’s comments focused in particular on paragraphs 14-18 of EITF 00-19.  Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required.  Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative).

In its original form, the warrant agreement governing the ATS warrants provided that ATS would register and maintain the registration of its shares underlying the warrants but did not specify a penalty in the absence of ATS’ ability to deliver registered shares to holders upon exercise of the warrants. More importantly, the warrant agreement did not initially specify with complete clarity that ATS could not be obligated to net cash settle the instrument.  In these circumstances, consistent with the Staff’s comments, ATS concluded that Paragraphs 14 and 17 of EITF 00-19 in particular required treatment of the potential settlement obligation as a liability.

Following the completion of the acquisition of Advanced Technology Systems, Inc. in January 2007, ATS had an opportunity to consider further the nature of its warrants and the accounting treatment thereof.   After consideration, ATS was able to clarify its warrant agreement to eliminate the ambiguity that triggered accounting treatment of the warrants as a liability.  Specifically, effective March 14, 2007 the governing warrant agreement was amended to replace the penultimate sentence of Section 3.3.2 with the following sentence:

“Furthermore, (i) if a Warrant has not previously been exercised and if there is no then current and effective registration statement under the [Securities Act of 1933] covering the Warrant on the Expiration Date, the Warrant will expire unexercised and without value and unredeemed on the Expiration Date and (ii) under no circumstances will the Company be obligated to pay registered holders any cash or other consideration or otherwise ‘net cash settle’ the Warrants.”

With this amendment to the warrant agreement, it became clear there was no longer a potential cash settlement obligation either within or outside of the control of ATS.  Thus, the effects of Paragraphs 14 and 17 of EITF 00-19 were negated, and it was no longer appropriate to treat the warrants as requiring liability treatment.

Note N — Subsequent Events

3.                                       We note you acquired Number Six Software, Inc. on October 15, 2007.  Please tell us whether this acquisition was significant.  Within your response please provide to us your significance tests prepared under Rule 1-02(w) and Rule 3-05 of Regulation S-X.

                                                Response:  The acquisition is significant.  See the attachment outlining our application of the tests set forth in Rule 1-02(w) and Rule 3-05 of Regulation S-X to this transaction.  As stated in the ATS Form 8-K filed on October 12, 2007, ATS will file the required pro formas and historical financial statements within the time period required by Form 8-K.

On behalf of ATS, this is to acknowledge that:

•                  ATS is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  ATS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s attention to ATS’ filings and the opportunity to provide the foregoing responses to the Staff’s comments.  If you wish to discuss any of the foregoing responses to your comments, please call me at (703) 720-7890 or Pamela A. Little at ATS, 703-748-8687.

Very truly yours,

/s/ James J. Maiwurm

James J. Maiwurm*

cc:                                 Pamela A. Little, ATS Corporation

*   Admitted only in D.C., Maryland, New York and Ohio

ATS Corporation

Significant Subsidiary Tests

of NSS Merger Transaction

I

Investment in Sub to Total Assets of Registrant > 20% @ end of most recently completed fiscal year

ATS Total Assets at 12/31/06	$123,239,167.00

Investments in and advanced to NSS	$36,000,000.00

Percentage	29.2%

II

Total Assets of Sub to Total Assets of Registrant > 20% @ end of most recently completed fiscal year

ATS Total Assets at 12/31/06	$123,239,167.00

NSS Total Assets at 12/31/06	$13,914,291

Percentage	11.3%

III

Equity in the Income from Continuing Operations Before Income Taxes,

extraordinary items and change in account of Sub to same of

Registrant > 20% @ end of most recently completed fiscal year

ATS 2006 FY NI Before Taxes, etc.	$10,264,078.00

NSS 2006 FY NI Before Taxes, etc.	$1,567,553

Percentage	15.3%